SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C.  20549

                                              SCHEDULE 13G
                                Under the Securities Exchange Act of 1934
                                  			       DAMES & MOORE (DM)
                                  			       (Name of Issuer)
                               		 		          COM STOCK
                               				            235713104
                                  				       (CUSIP Number)


Check the following Box if a fee is being paid with this statement  [_]

1)	Names of Reporting Persons, SS or IRS Identification Nos. of Above Persons:
	OTR - Nominee Name for The State Teachers Retirement Board of Ohio, 31-1312155

2)	Check the appropriate box if a member of a group*   (a) [_]       (b) [_]

3)	SEC Use Only

4)	Citizenship or Place of Organization
						Columbus, Ohio

Number of Shares Beneficially Owned by Each Reporting Person With...
			5) Sole Voting Power..............	908100

			6) Shared Voting Power.........

			7) Sole Dispositive Power.........	908100

			8) Shared Dispositive Power...

9)	Aggregate Amount Beneficially Owned by Each Reporting Person....  908100

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*   [_]

11)	Percent of Class Represented by Amount in Row (9)........  4.95%

12)	Type of Reporting Person*..........	 EP


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						                            SCHEDULE 13G

Item 1	(a)	Name of Issuer
			        This Statement on Schedule 13G relates to the shares of COM
			        stock of DAMES & MOORE

		     (b)	Address of Issuer's Principal Executive Offices:

                                911 WILSJIRE BLVD
                                SUITE 700
                                LOS ANGELES, CA 90017


Item 2	(a)	Name of Person Filing: 	This Statement is filed by OTR nominee for
			        The State Teachers Retirement Board of Ohio (STRS).

		     (b)	Address of Principal Business Office:	The business address of STRS
			        is 275 East Broad Street, Columbus, Ohio  43215.

		     (c)	Citizenship:		Not Applicable

		     (d)	Title of Class of Securities:  The securities are shares of COM
			        stock.

Item 3		Type of Person Filing:	STRS is an employee benefit plan
			     established for teachers of the public schools of Ohio to provide
			     retirement allowances and other benefits under the terms of
			     Chapter 3307 of the Ohio Revised Code.

Item 4	OWNERSHIP
		     (a)	Amount Beneficially Owned:	STRS owns 908100 shares of
	    		     DAMES & MOORE COM stock.

		     (b)	Percent of Class:	STRS believes that there are presently 18358000
           outstanding shares of DAMES & MOORE COM stock; therefore,
			        STRS' ownership of 908100 shares of DAMES & MOORE
		    	    COM stock is 4.95 percent of this class.

		     (c)	Number of Shares As To Which Such Person Has Power:
			         STRS has both (i) sole power to vote or to direct the vote and
			         (iii) sole power to dispose or to direct the disposition of 908100
			         shares of DAMES & MOORE COM stock.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
					       Not Applicable.

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
					       Not Applicable.

Item 7	IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY
		     WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
					       Not Applicable.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
					       Not Applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP
					       Not Applicable.

Item 10	CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  12/31/98

OTR, nominee name for The State Teachers Retirement Board of Ohio
275 East Broad Street, Columbus, Ohio  43215,   Telephone:  614-227-4003

Signature
/s/ STEPHEN A. MITCHELL
 ...................................
STEPHEN A. MITCHELL
DEPUTY EXECUTIVE DIRECTOR, INVESTMENTS